CNH Capital LLC

5729 Washington Avenue

Racine, Wisconsin 53406

August 28, 2012

Todd K. Schiffman,

Assistant Director,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	CNH Capital LLC
Registration Statement on Form S-4
File No. 333-182411

Dear Mr. Schiffman,

On behalf of CNH Capital LLC (the “Company”), we have set forth below the Company’s responses to the comments contained in the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 25, 2012, relating to the Company’s registration statement on Form S-4 (File No. 333-182411) (the “Registration Statement”).  The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”).  The Amendment reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly.  The Company’s responses to the comments are set forth below.  The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Amendment.  Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for the information.

General

1.                                      Please provide an updated consent from your independent accountants and update the financial statements as required by Article 3-12 of Regulation S-X.

Response — The Company has filed updated consents from Ernst & Young LLP and Deloitte & Touche LLP as exhibits to the Amendment.  In addition, the Company has included in the Amendment its unaudited condensed consolidated financial statements as of June 30, 2012 and for the three and six months ended June 30, 2012 and 2011.

2.                                      We note that you are registering the securities in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response — In conjunction with the filing of the Amendment, a supplemental letter is being provided to the Staff, confirming that the Company is registering the exchange offer in reliance on the Staff’s position in the above-mentioned no-action letters and making the representations contained therein.

3.                                      Please provide separate disclosure for each of the three registrants not just one of the registrants (the issuer) as required by General Instruction B(1)(c) and Item 14 of Form S-4.

Response — The Company notes the Staff’s comment and, in response to the Staff’s comment, has included additional disclosures in the Amendment to clarify the roles of the Company and the two guarantors, as well as the nature of their respective business activities, within the CNH Capital organization.  See, for example, additional disclosures on pages 1 and 56 of the prospectus contained in the Amendment.

The Company respectfully advises the Staff that, unless the context otherwise requires or except as otherwise indicated, information about CNH Capital in the prospectus contained in the Amendment is presented on a consolidated basis and relates to the Company and its consolidated subsidiaries, including CNH Capital America LLC and New Holland Credit Company, LLC.  As disclosed in the Amendment, CNH Capital America LLC and New Holland Credit Company, LLC are each a wholly-owned subsidiary of the Company.  As a holding company, the Company generally does not conduct operations of its own but relies on its subsidiaries for the generation and distribution of profits.  CNH Capital America LLC is the primary financing and business entity of CNH Capital for the United States that enters into retail and wholesale financing arrangements with end-use customers and equipment dealers, while New Holland Credit Company, LLC acts as the servicer for retail and wholesale receivables originated by CNH Capital America LLC.  The Company, the two guarantors and the other subsidiaries of the Company operate an integrated captive finance business, rather than separate businesses.

Furthermore, the Company respectfully notes that, as the guarantees provided by the guarantors are full, unconditional, and joint and several and the guarantors are wholly-owned by the Company, the Company has, as permitted under Rule 3-10 of Regulation S-X, presented in the Registration Statement and the Amendment condensed consolidating financial information specified under such rule, in lieu of separate financial statements of each guarantor.  The Company notes in this connection that, pursuant to Rule 12h-5 under the Securities Exchange

Act of 1934, as amended (the “Exchange Act”), the guarantors are also eligible for exemption from the requirements of Section 13(a) or 15(d) of the Exchange Act.

In light of the foregoing and based on the Company’s review of the Amendment, the Company believes that the Amendment has provided investors with material information relating to the Company and the guarantors as required by the relevant rules and regulations of the Commission and that its approach in making related disclosures is generally consistent with that of other issuers of debt securities, guaranteed by subsidiary guarantors, in similar Exxon Capital exchange offers.

4.                                      Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please revise your prospectus to provide the following additional disclosures:

•                            describe how and when a company may lose emerging growth company status;

•                            a brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•                            your election under Section 107(b) of the Act:

•                              If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•                              If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures in MD&A.

Response — The outside front cover page and page 8 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment. The Company respectfully advises the Staff that, in connection with the determination of its eligibility for “emerging growth company” status under the Act, the Company has examined whether it has issued more than $1 billion in non-convertible debt securities during the preceding three-year period and the Company believes it appropriate not to take into account, for purposes of the $1 billion test, non-convertible debt securities issued by any of its subsidiaries (such as debt securities issued by the Company’s securitization vehicles).

Forepart of Registration Statement and Cover Page of Prospectus

5.                                      Please state on the first line the “exact name” of all three registrants, as required by Form S-4 rather than using a footnote.  Revise the outside front cover page accordingly as required by Item 501(b)(1) and state in the first paragraph that the notes are guaranteed by the two subsidiaries.

Response — The forepart of the Amendment and the outside front cover page of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

Our Business, page 1

6.                                      Please revise the section entitled “Overview” as follows:

•                            revise the first paragraph to focus on the three registrants, as required by Item 3(b) of Form S-4, identify their role as issuer or guarantor of the notes and state that the other affiliates are not legally liable for the notes;

•                            revise the first paragraph to disclose that you offer loans at below market rates because CNH North America and other affiliates pay the difference between market rates and the rates you offer;

•                            revise the second paragraph to clarify that CNH Capital does not conduct operations of its own but relies on its fifteen subsidiaries to generate profits and distribute them to CNH Capital;

•                            revise the third paragraph to quantify the percentage of your revenues from affiliates;

•                            summarize the business and financial condition of each of the guarantors;

•                            disclose in the last paragraph (which is on the top of page 2) the aggregate amount of debt of CNH Capital and the aggregate amount and percentage that is secured and disclose the assets, liabilities, revenues and net income of each of the guarantors as of the end of the most recent fiscal year.

Response — The referenced disclosures on pages 1 and 2 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.  Please also refer to the Company’s response to Comment 3 above.

7.                                      Please revise the section entitled “Relationship with CNH” as follows:

•                            clarify that each of the three registrants are dependent upon CNH for all of their business;

•                            revise the fourth paragraph to quantify the amount of “reimbursement” your received from affiliates including your parent company CNH for loans;

•                            noting that in 2011 at least over twenty three percent of your interest income was from affiliates, revise the sixth paragraph to disclose the amount and percentage of your 2011 revenues that were derived from affiliates and disclose that twenty six percent of your expenses were fees paid to affiliates; and

•                            revise the last paragraph to quantify the commitments of CNH Global in the support agreement, summarize the sections of the agreement entitled “No Guarantee” and “Rights of Creditors” and “Term.”

Response — The referenced disclosures on page 3 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

8.                                      Please revise the sections entitled “Products and Services” on page 3 as follows:

•                            distinguish between each of the three registrants;

•                            describe your loan portfolio including the percentage of your loans that are for construction equipment and the percentage that are for agricultural equipment; and

•                            revise the last paragraph on page 3 to disclose the amount of consideration for your sale of your insurance subsidiary.

Response — The referenced disclosures on page 4 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment relating to the consideration for the sale of the Company’s insurance subsidiaries.

As indicated in the Company’s response to Comment 3 above, the Company, the two guarantors and the other subsidiaries of the Company operate an integrated captive finance business.  The Company believes that the disclosures about its products and services in the Amendment appropriately reflect the nature of such products and services, in a manner that is consistent with the Company’s management of its business and that is meaningful to investors.

The Company notes the Staff’s comment relating to the loan portfolio and respectfully advises the Staff that the Company considers its loan portfolio segments to be retail, wholesale and other for purposes of developing its methodology for determining the allowance for credit losses.  The Company also evaluates its loan portfolio segments by class of receivables on a geographic basis.  Information relating to the loan portfolio, presented by segment (retail/wholesale/other) and by region (U.S./Canada), is provided in Note 3 to the Company’s audited consolidated financial statements and Note 4 to the Company’s unaudited condensed consolidated financial statements included in the Amendment.  The Company believes that such disclosures provide investors with the information necessary for an understanding of the nature of, and risks in, its loan portfolio and are consistent with the Company’s management of its loan portfolio in the ordinary course of business.

9.                                      Please revise the sections entitled “Our Strengths” on page 4 and “Our Strategy” on page 5 to distinguish between each of the three registrants.  Please reconcile your claim on the bottom of page 4 that you have a “strong financial position” with the risks you identify factor on page 19 relating to your “significant outstanding indebtedness.”

Response — The Company respectfully advises the Staff that, as indicated in its response to Comment 3 above, the Company, the two guarantors and the other subsidiaries of the Company operate an integrated captive finance business.  The Company believes that the disclosures about its strengths and strategy in the Amendment appropriately reflect the nature of such strengths and strategy, in a manner that is consistent with the Company’s management of its business and that is meaningful to investors.

With respect to the Staff’s comment relating to the Company’s “strong financial position,” the Company respectfully advises the Staff that it believes it has a strong financial position in light of its equity of $1.4 billion, its debt-to-equity ratio of 8.1x and what it believes to be appropriate reserves on its outstanding receivables as of June 30, 2012.  The Company believes that its strong financial position will enable it to, among other things, diversify its funding sources in the future, including accessing higher levels of unsecured funding. While the Company believes that significant outstanding indebtedness is not inconsistent with the nature of its industry or finance business or with its strong financial position, the Company believes it appropriate, from a disclosure perspective, to highlight to investors certain risks that may result from such significant outstanding indebtedness, such as potential limits on the Company’s ability to obtain additional funding and on the Company’s financial and operating flexibility.

10.                               Please revise the section entitled “Corporate Structure and Ownership” as follows:

•                            revise the first paragraph to explain how CNH Capital is an “indirect” subsidiary of CNH Global and the consequences of such a relationship;

•                            revise the first paragraph to disclose the potential consequences to investors of the fact that the issuer and each of the guarantors are limited liability companies; and

•                            revise the first paragraph to state that neither FIAT nor CNH Global is liable for the payment of principal or interest on the notes.

Response — The referenced disclosures on pages 6 and 7 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

Risk Factors, page 19

General

11.                               Please revise each sub caption relating to each risk factor, to comply with Item 503(c) which requires that each sub caption adequately describe the respective risk and with Staff Legal Bulletin No. 7.  For instance, many of your sub captions fail to identify any consequence of a risk materializing.  Others have vague consequences.

Response — The referenced sub captions on pages 19 through 31 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment, as applicable.

12.                               Please revise each risk factor to comply with the Securities Act Release No. 33-7497 which requires that you “place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations.” Sample comment 34 to Staff Legal Bulletin No. 7, directs that you provide the information investors need to “assess the magnitude” of each risk and “explain why” each risk may result in a material adverse effect on you.  For example, identify whether and the extent to which each risk would affect your net income, your ability to meet capital requirements, your ability to operate or some other aspect of your business.

Response — The Company notes the Staff’s comment.  The referenced disclosures on pages 19 through 31 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment, based on the Company’s review of these disclosures.

13.                               Please address any risks relating to either of your guarantors.

Response — The Company notes the Staff’s comment.  The Company respectfully advises the Staff that, as indicated in its response to Comment 3 above, the Company, the two guarantors and the other subsidiaries of the Company operate an integrated captive finance business.  The Company believes, based on its review of the risk factor disclosures in the Amendment, that such disclosures appropriately reflect the nature of material risks faced by the Company’s business as a whole.

Risks related to Our Indebtedness and Liquidity, page 19

14.                               As required by Release 33-7497, please revise your risks on page 19 relating to restrictive covenants as follows:

•                            identify those actual restrictive covenants that pose risks to you;

•                            quantify the “certain coverage levels” to which you refer; and

•                            Identify the particular consequences of any failure to meet these requirements.

Response — The referenced disclosures on page 20 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

Risks Related to Our Business, Strategy and Operations, page 20

15.                               As required by Release 33-7497, please revise your risks on page 20 relating to “support” from CNH North America to quantify the aggregate amount of support from CNH North America in 2011 and each of the components.

Response — The referenced disclosures on page 21 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

16.                               Please revise your risks on page 24 relating to “potential conflicts of interest” to discuss risks that Fiat will cease to provide support, financing or economic benefits to you, will use other entities to provide financing to its customers, or will withdraw all profits each year.

Response — The referenced disclosures on pages 25 and 26 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

Risks Related to the New Notes, page 27

17.                               Please revise your discussion in the second risk factor on page 27 of risks relating to your being dependent on your operating subsidiaries to disclose actual “legal and contractual restrictions” limiting the ability of any of the subsidiaries to make any payments to you.

Response — The referenced disclosures on pages 28 and 29 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

18.                               As required by Release 33-7497, please revise your discussion in the third risk factor on page 27 of risks relating to the notes being “effectively subordinated” to disclose the respective amount and percentage of secured debt and other secured obligations and unsecured debt of the issuer and each of the two guarantors.

Response — The referenced disclosures on page 29 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Overview, page 36

19.                               Please revise this section as follows:

•                            provide discussion and analysis for each of the two guarantors/registrants;

•                            revise the third paragraph on page 37 to analyze the increase in net income in 2011 was attributable to a $36 million drop in interest expense to affiliates and a $12 million increase in interest income from affiliates both of which compensated for a $40 million drop in interest income on retail and other notes and finance leases; and

•                            discuss trends during the past three years in the amount of funds you received from and transferred to affiliates.

Response — The Company respectfully notes that, as indicated in its response to Comment 3 above, since the guarantees provided by the guarantors are full, unconditional, and joint and several and the guarantors are wholly-owned by the Company, the Company has, as permitted under Rule 3-10 of Regulation S-X, presented in the Registration Statement and the Amendment condensed consolidating financial information specified under such rule, in lieu of separate financial statements of each guarantor.  As a result, the Company does not believe it appropriate to discuss and analyze the financial condition or results of operations of each guarantor on a stand-alone basis in the absence of such separate financial statements.

With respect to the Staff’s comment relating to the increase in net income, the Company supplementally advises the Staff that the increase in net income in 2011 was primarily generated by improvements in the provision for credit losses and that the Company believes it appropriate to highlight this item in the overview section so that investors understand that such increase in net income should not be expected to recur in the near future.  Discussions relating to changes in interest income from affiliates and interest expense to affiliates in relevant periods, to the extent material, have been provided on pages 38, 39, 40, 43 and 46 of the prospectus contained in the Amendment.

With respect to the Staff’s comment relating to funds received from and transferred to affiliates, the referenced disclosures on page 38 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

Result of Operations — Revenues, page 37

20.                               Your current discussion of “interest income on retail and other notes and finance leases” should be revised to also quantify and discuss the interest income created under certain low-rate financing programs and waivers programs which were offered to customers of CNH North America for which the company was compensated.  The discussion should address the reasons for any material changes between periods presented due to, for example, changes in the actual programs and/or interest rates offered to customers which may have impacted the compensation received as well as how the change in average interest earning assets under these programs (i.e. quantifying the changes) impacted the compensation received.

Response — The referenced disclosures on pages 39, 43 and 46 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

21.                               Similar information should be provided within your discussion of “rental income on operating leases” addressing the compensation received as well.  These revised disclosures should be presented for all periods provided.

Response — The referenced disclosures on pages 40, 43, 46 and 47 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

22.                               In regard to the “interest income from affiliates”, you should revise your disclosures to provide similar disclosures addressing the compensation programs as well as quantifying the changes in the average interest earning assets affected.  These disclosures should be provided for all periods provided.

Response — The referenced disclosures on pages 40, 43 and 46 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

Receivables and Equipment on Operating Leases Originated and Held, page 38

23.                               Please revise the table on page 39 to separately disclose both the gross amount of charge-offs and recoveries.  Similar information should be provided for the year end periods presented as well.

Response — The referenced disclosures on pages 42, 45 and 48 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

Competition and Competitive Strengths, page 57

24.                               Please revise this section to reflect the “advantageous interest rates of other terms” and “material competitive advantage” that you describe in your risk factors on page 20-21.

Response — The referenced disclosures on page 61 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

Executive Compensation, page 60

25.                               Please revise the summary compensation table to provide for each of your last two completed fiscal years, as required by Item 402.

Response — The Company respectfully advises the Staff that it is the Company’s belief that, pursuant to the instructions to Item 402(c) of Regulation S-K, such compensation information with respect to a fiscal year prior to the last completed fiscal year is not required as the Company was not a reporting company pursuant to Section 13(a) or 15(d) of the Exchange Act at any time during such prior year.  The Company confirms that such compensation information was not previously required to be provided in response to a Commission filing requirement.

Certain Relationships and Related Party Transactions, Page 78

26.                               Please revise this section to comply with Item 404(a) by providing disclosure regarding all transactions with Fiat, CNH North America or any entities affiliated with them.

Response — The referenced disclosures on pages 82 through 84 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

Description of Certain Other Indebtedness, page 79

27.                               Please describe the restrictive covenants to which you are subject.

Response — The referenced disclosures on page 85 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

Description of the Notes, page 80

28.                               Please revise the first paragraph of the section entitled general in which you state the notes will be “ranking senior” to disclose those securities and obligation to which they will be ranking junior.

Response — The referenced disclosures on page 87 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 2:  Summary of Significant Accounting Policies, page F-11

29.                               Please revise to provide an accounting policy as well as related applicable required information regarding the defined benefit pension plans.

Response — The Company supplementally advises the Staff that, as of December 31, 2011 and June 30, 2012, the Company had a defined benefit pension liability of approximately $5 million, representing the projected benefit obligation of $22 million net of plan assets of $17 million.  The Company has deemed this amount to be immaterial to its financial statements and does not believe a related accounting policy or related additional disclosures are required.

Note 3:  Receivables — Troubled Debt Restructurings, page F-29

30.                               We note the disclosure regarding the retail and finance lease receivable contracts in bankruptcy at December 31, 2011.  So that we may have a better understanding of the significance of the pre and post-modification values disclosed and the nature of the legal proceedings of these types of contracts and when potential losses are reserved for and charge-offs recorded, please provide us with sufficient clarifying information.

Response — The Company supplementally advises the Staff that the Company performed a review of its troubled debt restructurings, or TDRs, with its adoption of the clarifying guidance (Accounting Standards Update No. 2011-02, “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”) issued by the Financial Accounting Standards Board.  Management reviewed the amounts of TDRs, including approximately $17.9 million of retail receivable TDRs and approximately $15 million of wholesale receivable TDRs, and determined such amounts were not material to the Company’s financial statements. As primarily a collateral-based lender, the Company typically will repossess collateral in lieu of restructuring receivables.  However, the Company decided to provide certain information relating to TDRs in its financial statements so as to provide a context for potential concessions and to enable investors to better understand the nature of our retail receivables involved in bankruptcies.  With respect to retail and finance lease receivable contracts involved in bankruptcies at December 31, 2011, the Company supplementally provides the Staff with the following information:

	Number of Cases	Pre-Modification Value	Post-Modification Value*
Litigation/bankruptcy — in process	1,880	$64,800,000	$44,600,000
Court ordered restructuring (TDRs)	620	$17,900,000	$8,700,000
Total	2,500	$82,700,000	$53,300,000

* For receivables in the “Litigation/bankruptcy — in process” category, the post-modification value refers to the receivable balance following any writedown of the receivable by the Company’s management based on its estimate of future collections.

For litigation/bankruptcies in process, a significant portion will be settled by CNH Capital taking possession of the equipment in settlement of the receivables.  No TDR will be entered into with the customer.

Potential losses are reserved for when management believes that it will not collect all of the contractual principal and interest.  As we are primarily a collateral-based lender, the losses reserved for are limited to the contract amount not supported by the collateral value.

Typically, the risk is identified and the reserve is recorded prior to a bankruptcy filing based on other factors identified in our review process.  Once a bankruptcy filing is made, the reserve is updated to reflect the expected cash/collateral to be awarded, as appropriate.

Charge-offs are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.  Typically, this is either at the time we learn that there are issues with the collateral or at the time of court judgment.

31.                               Further, it is unclear as to the number and amount of retail and finance lease receivables that have completed the bankruptcy process and are now being carried at a post-modification value, and were classified as troubled debt restructurings (i.e. TDR) at December 31, 2011 and at March 31, 2012.  Please tell us and revise the disclosures as necessary.

Response — The Company supplementally advises the Staff that at December 31, 2011, approximately 620 of the 2,500 cases had completed the bankruptcy process.  The pre-modification value of these contracts was approximately $17.9 million and the post-modification value was approximately $8.7 million.

At June 30, 2012, the total number of receivables in “Litigation/bankruptcy” and “Court ordered restructuring” was approximately 1,200, with approximately 700 of those cases qualifying as TDRs.  The pre-modification value of these contracts was approximately $12.2 million and the post-modification value was approximately $10.5 million.

Although management believes that information relating to the Company’s retail and finance lease contracts involved in bankruptcy is immaterial in the context of the Company’s total retail portfolio, the disclosures for the periods ended June 30, 2012 and 2011 on page F-79 of the prospectus contained in the Amendment include additional information regarding such proceedings so that investors may better assess any related impact. The Company will include similar disclosures for future periods in its future filings with the Commission, as applicable.

32.                               Tell us and disclose the number of payments that must be made on a retail and finance lease receivable TDR, where there is a bankruptcy proceeding and post- modification, before it is returned to performing status and subsequently removed from TDR classification.  Similar disclosure should be provided for wholesale receivable TDR’s.

Response — The Company supplementally advises the Staff that a retail and finance lease customer in the TDR classification would not be so re-classified.  Such an account would be settled, with any difference written off at that time, and the account would then be closed. For wholesale receivable TDRs, a return to performing status only occurs after receiving timely payments throughout the forbearance period (typically 6-12 months) and a credit review within three months of completion of the forbearance agreement.  The credit review covers, among other things, the future ability of the borrower to meet its obligations under the outstanding loans.  If concerns exist about the future ability of the borrower to meet its obligations, the TDR classification is not removed from the receivables.

Note 14:  Condensed Consolidating Financial Information, page F-50

33.                               Please revise the condensed consolidating statements of income for the periods presented to include a total for comprehensive income presented either in a single continuous statement or in two separate but consecutive statements for the periods presented.

Response — The referenced disclosures on pages F-49, F-52, F-55, F-89, F-90, F-93 and F-94 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

*                                         *                                         *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions regarding the foregoing or the Amendment, please contact the undersigned at (262) 636-6011 or John L. Savva of Sullivan & Cromwell LLP at (650) 461-5610.

Very truly yours,

/s/ Robert S. Kirby

Robert S. Kirby

General Counsel and Secretary

cc:	Jonathan Gottlieb
Marc Thomas
(Securities and Exchange Commission)

John L. Savva
(Sullivan & Cromwell LLP)